SUEZ LYONNAISE DES EAUX NEWS



Friday, August 20, 1999

Suez Lyonnaise des Eaux Extends Nalco Tender Offer

         Paris, France and Naperville, Illinois - Suez Lyonnaise des Eaux (Paris
Bourse: LY), a world leader in private infrastructure services, today announced that it has extended the period for its tender offer for shares of Nalco Chemical Company (NYSE: NLC), a leading provider of water treatment services and products, to 12:00 midnight, New York City time, on Thursday, September 9, 1999. The offer by H2O Acquisition Co., a wholly owned subsidiary of Suez Lyonnaise, had previously been scheduled to expire at 12:00 midnight on Friday, August 20, 1999.

         The extension has been made because Suez Lyonnaise has yet to obtain all of the necessary regulatory approvals. The relevant regulatory authorities are reviewing the transaction in the normal course and both companies are supplying information requested by the regulators.

          At the close of trading in New York on Thursday, August 19, 1999, 40,971,228 shares of common stock of Nalco Chemical had been validly tendered in connection with the offer. No shares had been tendered by guaranteed delivery.

         With annual revenues of $32.5 billion, Suez Lyonnaise is a world leader in private infrastructure services, with operations in more than 120 countries. It is a market leader in the water sector, supplying drinking water to 77 million people and providing wastewater services to 52 million people. The three international core business sectors of Suez Lyonnaise are: energy, water, and waste services.

         Based in Naperville, Illinois, outside of Chicago, Nalco Chemical employs 7,000 people of which about 3,600 are engineers and technicians with direct customer contact and 300 are researchers located in five R&D centers.

Contact:    John Ferguson            Graham Jackson             Paul Cholette
            Morrow & Co. for         Nalco Chemical             Nalco Chemical
            Suez Lyonnaise           (630) 305-1365             (630) 305-1147
            (212) 754-8000